UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-42459

DIGINEX LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Smart-Space Fintech 2, Room 3, Unit 401-404 Core C, Cyberport, Telegraph Bay,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 20, 2025, the Board of Directors approved the relocation of the headquarters of Diginex Limited (the “Company”) from Hong Kong to London, United Kingdom. On February 26, 2025, the Company signed a lease agreement (the “Lease Agreement”) for office space with International Workplace Group for eighteen (18) months at 25 Wilton Road, Victoria, London, Greater London, SW1V 1LW, United Kingdom commencing on April 1, 2025, for monthly rent of £ 3,781.88 per month. The Company’s relocation of its headquarters underscores its commitment to establishing a strong base in London, one of the world’s leading financial hubs, to centralize its leadership and to execute its strategic growth plans. A copy of the Lease Agreement is attached hereto as Exhibit 10.1

In connection with the relocation of the Company’s headquarters, the Company issued a press release on February 27, 2025 announcing the relocation of the Company’s headquarters and the execution of the Lease Agreement, a copy of which is attached hereto as Exhibit 99.1.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGINEX LIMITED

Date: February 28, 2025		/s/ Mark Blick
	Name:	Mark Blick
	Title:	Chief Executive Officer
(Principal Executive Officer)

EXHIBIT INDEX

Exhibit No.	Description
10.1	Lease Agreement, dated February 26, 2025, between Diginex Limited and International Workplace Group.
99.1	Press Release issued on February 27, 2025 Announcing the Relocation of the Company’s Headquarters.